October 1, 2019

John A. Haudrich
Chief Financial Officer
OWENS ILLINOIS INC /DE/
One Michael Owens Way
Perrysburg, Ohio 43551

       Re: OWENS ILLINOIS INC /DE/
           Form 10-K For the Year Ended December 31, 2018
           Filed February 14, 2019
           File No. 001-09576

Dear Mr. Haudrich:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          CF Office of
Manufacturing